REGRAINED, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

Independent Accountant's Review Report

To the Board of Directors
ReGrained, Inc.
Berkeley, California

We have reviewed the accompanying financial statements of ReGrained, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, statements of retained earnings and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
June 22, 2020

REGRAINED, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 653,014	$ 688,555
Accounts receivable, net	62,390	26,465
Inventory	181,395	150,974
TOTAL CURRENT ASSETS	896,799	865,994
PROPERTY AND EQUIPMENT		
Property and equipment, net	150,333	5,192
OTHER ASSETS		
Deposits	25,000	30,000
Trademark	12,000	-
	37,000	30,000
TOTAL ASSETS	$ 1,084,132	$ 901,186

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 8,043	$ 6,007
Accrued interest	19,562	17,371
TOTAL CURRENT LIABILITIES	27,605	23,378
LONG-TERM LIABILITIES		
Note payable - related party	3,000	3,000
Convertible note	751,781	451,342
TOTAL LONG-TERM LIABILITIES	754,781	454,342
TOTAL LIABILITIES	782,386	477,720
SHAREHOLDERS' EQUITY		
Preferred stock, see note 5	117	73
Common stock, see note 5	227	223
Additional paid-in capital	3,612,711	2,069,776
Retained earnings	(3,311,308)	(1,646,606)
TOTAL SHAREHOLDERS' EQUITY	301,746	423,466
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,084,132	$ 901,186

See independent accountant's review report and accompanying notes to financial statements.

REGRAINED, INC.
STATEMENTS OF OPERATIONS
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 359,432	$ 237,695
COST OF GOODS SOLD	155,922	34,472
GROSS PROFIT	203,510	203,223
OPERATING EXPENSES		
Administrative expenses	419,165	455,688
Sales and marketing	247,447	190,172
Operations	688,129	268,353
Product recall expense	527,015	200,261
Selling expense	40,033	35,893
Insurance expense	5,382	750
Depreciation expense	27,330	215
TOTAL OPERATING EXPENSES	1,954,501	1,151,332
NET OPERATING INCOME	(1,750,991)	(948,109)
OTHER INCOME/(EXPENSES)		
Grant income	100,000	-
Interest expense	(12,851)	(44,128)
Miscellaneous expenses	(860)	-
Miscellaneous income	-	2,347
TOTAL OTHER INCOME/(EXPENSES)	86,289	(41,781)
NET INCOME (LOSS)	$ (1,664,702)	$ (989,890)

See independent accountant's review report and accompanying notes to financial statements.

REGRAINED, INC.
STATEMENTS OF RETAINED EARNINGS
DECEMBER 31, 2019 AND 2018

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2018	-	$ -	22,350	$ 2	668,019	$ (656,716)	$ 11,305
Stock issuances	726,910	73	2,212,650	221	1,401,757		$ 1,402,051
Net income						(989,890)	$ (989,890)
ENDING BALANCE, DECEMBER 31, 2018	726,910	$ 73	2,235,000	$ 223	$ 2,069,776	$ (1,646,606)	$ 423,466
Stock issuances	438,973	44	42,000	4	1,542,935	-	$ 1,542,982
Net income	-	-	-	-	-	(1,664,702)	$ (1,664,702)
ENDING BALANCE, DECEMBER 31, 2019	1,165,883	$ 117	2,277,000	$ 227	$ 3,612,711	$ (3,311,308)	$ 301,746

REGRAINED, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,664,702)	$ (989,890)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	27,330	215
(Increase) decrease in assets:		
Accounts receivable	(35,925)	(11,152)
Inventory	(30,421)	(148,974)
Prepaid expenses and other current assets	5,000	(30,000)
Increase (decrease) in liabilities:		
Accounts payable	2,036	7,481
Accrued interest	2,191	17,371
CASH USED FOR OPERATING ACTIVITIES	(1,694,491)	(1,154,949)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(12,000)	-
Cash used/(provided by) for purchase/(sale) of fixed assets	(172,471)	2,873
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(184,471)	2,873
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	44	1,401,757
Issuance of common stock	1,542,939	-
Issuance of convertible debt	300,439	399,775
CASH PROVIDED BY INVESTING ACTIVITIES	1,843,422	1,801,532
NET INCREASE (DECREASE) IN CASH	(35,540)	649,456
CASH AT BEGINNING OF YEAR	688,555	39,099
CASH AT END OF YEAR	$ 653,014	$ 688,555

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    ReGrained, Inc. (the "Company") is a food technology company and ingredient platform helping to lead the upcycled food revolution. The Company's mission is to help the world do more with less, improving the health of people and the planet. By Upcycling, we can all do our part to reduce waste, eliminate food insecurity and conserve our limited resources.

    The Company identifies healthy food that is overlooked in the production process. They rescue it in-line and use their patented processing technology to create delicious, versatile, better for you ingredients and create their own innovative branded products.

    The Company was originally incorporated in California as ReGrained, LLC on May 28, 2014. On August 8, 2018, the Company was converted to a corporation and registered in the State of Delaware.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

    Accounts Receivable
    The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)
The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019, the balance of inventory related to finished goods was $122,649 and the balance related to raw materials was $58,746. As of December 31, 2018, the balance related to raw materials was $150,974.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of their trademark. Trademark costs are amortized over the useful life of the trademark, in this case, ten years.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Kitchen equipment, warehouse equipment and furniture are depreciated over seven years, while leasehold improvements are depreciated over ten years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and prior. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $359,432 and $237,695 in revenue for the years ending December 31, 2019 and 2018, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019 and 2018:

Property and equipment at cost:	2019	2018
Warehouse equipment/furniture	$ 104,703	$ 651
Leasehold improvements	68,418	-
Kitchen equipment	7,630	7,630
	51,663	8,281
Less: Accumulated depreciation	30,418	3,089
Total	$ 150,333	$ 5,192

4.   **Convertible Notes**

The Company has issued several promissory notes, totaling $800,000 and $499,561 for the years ending December 31, 2019 and 2018, respectively. A total of $510,277 and nil of these notes have converted to common stock as of December 31, 2019 and 2018, respectively. Of these issuances, $751,781 and $451,341 as of December 31, 2019 and 2018, respectively are outstanding. All the outstanding notes have 4% APRs and maturity dates in 2021-2023.

5.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 4,250,000 shares of common stock at $0.0001 par value per share. As of December 31, 2019, 2,277,000 shares of common stock have been issued and are outstanding. As of December 31, 2018, 2,235,000 shares of common stock have been issued and are outstanding.

5.   **Equity (continued)**

Preferred Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 1,165,904 shares of preferred stock at $0.0001 par value per share. As of December 31, 2019, 1,165,883 shares of preferred stock have been issued and are outstanding. As of December 31, 2018, 726,910 shares of preferred stock have been issued and are outstanding.

Equity Incentive Plan
Under the Operating Agreement, the Company has the authority to issue up to 1,000,000 common stock options to employees, contractors, and advisors, which grant the recipient an interest in Company income, gain, loss, deductions, and distributions. The Company has 157,041 and nil shares of stock options outstanding as of December 31, 2019 and 2018, respectively. Of these, 42,000 shares have been exercised and 27,692 shares have been cancelled, resulting in 87,349 options issued and outstanding. The Company has recorded $27,510 and nil stock-based compensation expense for the years ended December 31, 2019 and 2018.

6.   **Notes Payable – Related Party**

Since inception, related parties have provided loans to the Company valued at $3,000 as of December 31, 2019 and 2018. This is a zero-interest loan, with no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan within the next year.

7.   **Subsequent Events**

The Company has evaluated subsequent events through June 22, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.